[Letterhead of Wachtell, Lipton, Rosen & Katz]

June 27, 2022

Via EDGAR and Courier

Office of Life Sciences

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Social Capital Suvretta Holdings Corp. I
Amendment No. 3 to Registration Statement on Form S-4
Filed June 10, 2022
File No. 333-262706

Dear Ms. Park and Ms. Westbrook:

On behalf of our client, Social Capital Suvretta Holdings Corp. I (the “Company”), set forth below is the response of the Company to the comments of the Staff of the Division of Corporation Finance (the “Staff”) set forth in your letter dated June 17, 2022 regarding the Company’s Amendment No. 3 to the Registration Statement on Form S-4 (“Amendment No. 3”) filed with the Securities and Exchange Commission on June 10, 2022. In connection with this letter responding to the Staff’s comments, the Company is today filing Amendment No. 4 to the Registration Statement (“Amendment No. 4”).

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company.

Summary of the Proxy Statement/Prospectus

Our Development Pipeline, page 5

1.    We acknowledge your revised disclosure in response to our prior comment 1, which we reissue in part. Please also revise your Summary to clarify that while each of your product candidates are development programs oriented toward a single indication and specific patient population, the majority of your product candidates incorporate the same SSME-based therapeutic engine technology. We note your pipeline table continues to contain text that is illegible. Please revise accordingly.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 5 and 248 of Amendment No. 4 in response to the Staff’s comment, to clarify that Akili’s SSME therapeutic engine is incorporated into the majority of its existing product candidates, as well as including on page 5 of Amendment No. 4 the description of its development programs and product candidates. Additionally, the Company has revised the pipeline table on pages 6 and 257 to increase the size of the text contained therein.

Akili’s Management’s Discussion and Analysis of Financial Condition and Results of

Operations Liquidity and Capital Resources Cash Flows, page 306

2.    Please expand your discussion and analysis of cash flows to include the annual periods presented in addition to the interim periods. Refer to Item 17(b)(5) of Form S-4 and Item 303(b) of Regulation S-K for guidance.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 307 and 308 of Amendment No. 4 in response to the Staff’s comment.

*    *    *    *    *    *

If you have any questions or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (212) 403-1349.

Sincerely yours,

/s/ Raaj S. Narayan
Raaj S. Narayan

cc:	Chamath Palihapitiya, Social Capital Suvretta Holdings Corp. I
Kishen Mehta, Social Capital Suvretta Holdings Corp. I
W. Edward Martucci, Akili Interactive Labs, Inc.
Jacqueline Studer, Akili Interactive Labs, Inc.
Daniel J. Espinoza, Goodwin Procter LLP
Arthur R. McGivern, Goodwin Procter LLP
Sarah Ashfaq, Goodwin Procter LLP